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                                                                   EXHIBIT 99.1


                              [eSOFT LETTERHEAD]


Dear Shareholders:

1998 marked a pivotal year in the history of eSoft. The company took several sizeable steps in its efforts to rapidly expand the organization to meet the growing need for Internet connectivity solutions, and experienced the inevitable pains associated with rapid growth in the high-technology industry. The company experienced over 160% growth in revenues from 1997 to 1998 and was successful in both raising capital to fund the growth as well obtaining a public listing, initially on the Vancouver Stock Exchange and subsequently on the Nasdaq SmallCap Market.

The year also marked the realization that success would require skill sets, assets and partnerships in order to move the company forward and compete successfully. To this end, the company began efforts to recruit professional management and staff, entered into relationships with partners such as IBM Global Services, Transamerica and others for the packaging and delivery of eSoft's products. In late 1998, eSoft entered into a letter of intent to acquire Apexx Technology, Inc., a competitor with an exciting technology and reseller base.

eSoft enters 1999 with a renewed vision and energy for achieving market leadership. The company is in the process of completing the acquisition of Apexx Technology, scheduled for May 1999. The sales, marketing and product management functions of eSoft and Apexx have already been merged and the companies have branded the combined product line as TEAM Internet(R).

eSoft has recently unveiled an updated business strategy for the future. Recognizing the strength of the Company and its prospects, we built a business strategy designed to leverage the company's historical Internet and software engineering focus. This strategy emphasizes three primary areas -- Internet Access Products, Internet Services and Software Engineering Services.

Internet Access Products emphasizes eSoft's core business of developing, marketing, selling and supporting the TEAM Internet product line. We will continue our march toward successfully capturing a 25% market share for these types of products.

Internet Services focuses on creating value through the aggregation of our resellers and business customers. The process of building out a reseller network to serve small to medium-sized business customers is quite expensive and provides a sizeable barrier to entry for any company that wishes to target the small business segment. By building this network, eSoft can capitalize on this valuable asset. For example, when we combine our reseller network with Internet technologies, we believe we are in a position to quickly create the premier "go to" Web site or portal for resellers serving the small business marketplace. This is but one example of how we can quickly and cost-effectively leverage assets we are already in the process of creating.

Software Engineering focuses on leveraging the skills and talents that make eSoft unique and differentiate our products in the marketplace. In particular, we believe that there is a very large opportunity to provide professional Linux engineering and development capabilities to other organizations by licensing our software under a private label or OEM arrangement. These projects will be designed to develop enhancements that we can offer to our product line.

Industry Trends

Despite worldwide growth of the Internet, small to medium-sized businesses have largely been bystanders in getting connected. Recent studies have shown that only about 5% of this market segment has dedicated access from their local area networks (LANs) to the Internet -- meaning over 95% of the market is a prospect for our products and services (IDC Study, 1998). This market is anticipated to grow to $550 million by 2000 and to top $1.6 billion by 2002 (Dataquest, 1998).